News Release

FOR IMMEDIATE RELEASE:

CONTACT: John L. Workman
Executive Vice President and
Chief Financial Officer
U.S. Can Corporation
(630) 678-8000

U.S. CAN SELECTS DELOITTE & TOUCHE AS INDEPENDENT AUDITOR

Lombard, IL, July 25, 2002 – U.S. Can Corporation announced today that it has retained the auditing services of Deloitte & Touche LLP, effective immediately. The selection of Deloitte & Touche to replace Arthur Andersen LLP as the company's auditor was approved by U.S. Can on July 24, 2002 and following a recommendation by the Audit Committee to the Board of Directors.

U.S. Can Corporation is a leading manufacturer of steel containers for personal care, household, automotive, paint and industrial products in the United States and Europe, as well as plastic containers in the United States and food cans in Europe.

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